

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

Via E-mail
Mr. Peter Ntephe
President and Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road, Suite 1440
Houston, Texas 77056

> **Re: ERHC Energy Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 23, 2013**
> **Response dated May 6, 2014**
> **File No. 0-17325**

Dear Mr. Ntephe:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

1.   We note your response to prior comment 1, including your statement that you intend to submit a summary of the production sharing contract with the Government of Chad. Please tell us what consideration you have given as to whether you are required to file an English translation of the contract. Refer to Rule 306(a) of Regulation S-T and Rule 12b-12(d) of the Exchange Act. In that regard, please provide your analysis as to whether your business is substantially dependent on such production sharing contract.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director